UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2024.

Commission File Number 001-41901

J-Long Group Limited

(Registrant’s Name)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Independent Director

On March 25, 2024, the Board of Directors of J-Long Group Limited (“JL”) received the resignation of Suen To Wai (“Mr. Suen”) from his positions as an independent director, the chairman of the audit committee, and member of the nominating and corporate governance committee and compensation committee of JL. In his resignation, Mr. Suen stated that he was resigning for personal reasons and not as the result of any dispute or disagreement with JL or the Board of Directors.

Appointment of Replacement Director

Effective April 2, 2024, JL’s Board of Directors (the “Board”) appointed Pun Yiu Candy Alice (“Ms. Pun”) to the Board to serve until her successor is duly elected and qualified. The Board has determined that Ms. Pun is an independent director and meets the applicable director independence requirements under the independence requirements for a member of the Audit Committee under Section 301 of the Sarbanes- Oxley Act of 2002, as amended, Rule 10A-3(b)(1) of the Exchange Act, as amended, and Rule 5605(c)(2) of the NASDAQ Marketplace Rules.. The Board also appointed Ms. Pun to the Board’s Audit Committee (the “Audit Committee”) and as the Chairwoman of the Audit Committee. The Board has determined that Ms. Pun is an audit committee financial expert as defined by Item 407 of Regulation S-K and, as such, the Board has determined that Ms. Ferge is financially sophisticated as defined by the NASDAQ Stock Market.

Ms Pun Yiu Candy Alice has been a member of the Hong Kong Institute of Certified Public Accountants since 2012, and has over 14 years of experience in the accounting and financial industry. Ms Pun was employed at various financial institutions in their investment banking division and was mainly responsible for initial public offerings and mergers and acquisitions. She is currently working in the family office of a Hong Kong-listed company focusing on direct investments in real estate, consumer and technology sectors in the PRC and global markets.

There is no arrangement or understanding between Ms. Pun and any other person pursuant to which she was selected as a director of the Company.

There are no transactions in which Ms. Ferge or any of her immediate family members has an interest requiring disclosure under Item 404(a) of Regulation S-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited

By:	/s/ Edwin Wong
Name:	Edwin Wong
Title:	Chief Executive Officer and Director

Date: April 9, 2024

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